UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AKOUOS, INC.

(Name of Subject Company)

AKOUOS, INC.

(Name of Person(s) Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00973J101

(CUSIP Number of Class of Securities)

Emmanuel Simons, Ph.D., M.B.A.

President and Chief Executive Officer

Akouos, Inc.

645 Summer Street, Suite 200

Boston, Massachusetts 02210

(857) 410-1818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Rosemary G. Reilly, Esq. Joseph Conahan, Esq. Andrew Bonnes, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Karoline K. Shair, Ph.D., J.D. Chief Legal Officer Akouos, Inc. 645 Summer Street Suite 200 Boston, Massachusetts 02210 (857) 410-1818

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents related to the proposed acquisition of Akouos, Inc., a Delaware corporation (the “Company”), by Eli Lilly and Company, an Indiana corporation (“Parent”), and Kearny Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), pursuant to an Agreement and Plan of Merger, dated as of October 17, 2022, by and among the Company, Parent and Purchaser (the “Merger Agreement”):

1.	Exhibit 99.1: Joint Press Release issued by the Company and Parent on October 18, 2022 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on October 18, 2022 (File No. 001-39343).

2.	Exhibit 99.2: Email from Emmanuel Simons, Ph.D., M.B.A., President and Chief Executive Officer of the Company, sent to the Company’s employees, dated October 18, 2022.

3.	Exhibit 99.3: Email to partners, dated October 18, 2022.

4.	Exhibit 99.4: Email to advocacy groups, dated October 18, 2022.

5.	Exhibit 99.5: Email to clinical trial investigators, dated October 18, 2022.

Items #1-5 listed above were first used or made available on October 18, 2022. In addition, the information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by the Company with the SEC on October 18, 2022 (including all exhibits attached thereto) is incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Parent and Purchaser will file with the SEC upon commencement of the tender offer. A solicitation and offer to buy outstanding shares of Common Stock will only be made pursuant to the tender offer materials that the Parent and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF THE COMPANY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE TENDER OFFER. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the solicitation/recommendation statement, will be made available to all stockholders of the Company at no expense to them at the Company’s website at www.akouos.com and (once they become available) will be mailed to the Company’s stockholders free of charge. The information contained in, or that can be accessed through, the Company’s website is not a part of, or incorporated by reference herein. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the solicitation/recommendation statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, Parent and the Company file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Parent and the Company with the SEC for free on the SEC’s website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectations of the Company and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding: the proposed acquisition of the Company; prospective performance, future plans, events, expectations, objectives and opportunities and the outlook for the Company’s business; potential contingent consideration amounts and terms; the commercial success of the Company’s product candidates and ongoing clinical and preclinical development; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the proposed acquisition of the Company; prospective benefits of the proposed acquisition of the Company; the expected timing of the completion of the proposed acquisition of the Company; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties including, among others, uncertainties as to the timing of the tender offer and the completion of the proposed acquisition of the Company; uncertainties as to how many of the Company’s stockholders will tender their shares of Common Stock in the tender offer; the possibility that various closing conditions for the proposed acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effects of the proposed acquisition (or the announcement thereof) on the trading price of the Common Stock; relationships with associates, customers, other business partners and key third parties, or governmental entities; transaction costs; risks that the proposed acquisition disrupts current plans and operations of the Company or adversely affects employee retention; the risk that the proposed acquisition of the Company will divert management’s attention from ongoing business operations; changes in the Company’s businesses during the period between announcement and closing of the proposed acquisition; any legal proceedings that may be instituted related to the proposed acquisition; and other risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements. Any forward-looking statements made by the Company in this filing speak only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Exhibit No.	Description
99.1	Joint Press Release issued by the Company and Parent on October 18, 2022 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by the Company with the SEC on October 18, 2022 (File No. 001-39343).
99.2	Email from Emmanuel Simons, Ph.D., M.B.A., President and Chief Executive Officer of the Company, sent to the Company’s employees, dated October 18, 2022.
99.3	Email to Partners, dated October 18, 2022.
99.4	Email to Advocacy Groups, dated October 18, 2022.
99.5	Email to Clinical Trial Investigators, dated October 18, 2022.